Exhibit 21

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation
BioCryst Canada, ULC	British Columbia
BioCryst España S.L.	Spain
BioCryst France SAS	France
BioCryst Ireland Limited	Ireland
BioCryst Italia S.r.l.	Italy
BioCryst Japan K.K.	Japan
BioCryst Netherlands B.V.	Netherlands
BioCryst Pharma Deutschland GmbH	Germany
BioCryst Schweiz GmbH	Switzerland
BioCryst UK Limited	England and Wales
BioCryst US Sales Co., LLC	Delaware
JPR Royalty Sub LLC	Delaware